Condensed Consolidated Interim Financial Statements
(Expressed in Thousands of United States Dollars)

TAHOE RESOURCES INC.

(Unaudited)

Three and Nine Months Ended September 30, 2013 and 2012

Condensed Consolidated Balance Sheets (Unaudited) (Expressed in Thousands of United States Dollars)

		September 30,	December 31,
	Notes	2013	2012
Assets
Current assets:
Cash and cash equivalents	(14)	$39,173	$164,561
Inventories		7,514	842
Other current assets		1,401	867
		48,088	166,270
Non-current assets:
Mineral property, land, plant
and equipment	(4)	823,361	679,326
Deposits		2,874	7,347
Total Assets		$874,323	$852,943

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	(7)	$38,709	$16,925
Current debt	(8)	49,166	-
		87,875	16,925
Non-current liabilities:
Share appreciation rights liability	(6)	181	481
Other non-current liabilities		968	549
Reclamation provision	(5)	3,738	3,691
Total Liabilities		92,762	21,646

Shareholders’ equity:
Share capital		994,478	988,081
Reserves		13,738	13,845
Deficit		(226,655)	(170,629)
Total Shareholders' Equity		781,561	831,297
Total Liabilities and Shareholders' Equity		$874,323	$852,943

See accompanying notes to condensed consolidated interim financial statements.

APPROVED BY THE DIRECTORS

“Dan Rovig”	“Kevin McArthur”
Dan Rovig	Kevin McArthur
Director	Director and Chief Executive Officer

November 12, 2013	1

Condensed Consolidated Statement of Operations and Comprehensive Loss (Unaudited) (Expressed in Thousands of United States Dollars except share and per share information)

		Three Months Ended		Nine Months Ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2013	2012	2013	2012
Operating Expenses:
Escobal project expenses	(9)	$(7,890)	$(18,828)	$(34,068)	$(50,909)
Exploration	(10)	(1,172)	(2,617)	(3,872)	(9,716)
General and administrative expenses	(11)	(5,134)	(4,822)	(15,970)	(14,773)
Operating loss		(14,196)	(26,267)	(53,910)	(75,398)
Other income and expenses:
Gain on foreign exchange		79	4,200	104	5,435
Interest income		19	282	116	1,322
Financial expenses		(1,439)	-	(2,336)	-
Loss before income tax		(15,537)	(21,785)	(56,026)	(68,641)
Income tax expense		-	302	-	109
Loss for the period		(15,537)	(21,483)	(56,026)	(68,532)
Other comprehensive loss		-	-	-	-
Comprehensive loss		$(15,537)	$(21,483)	$(56,026)	$(68,532)
Loss per share:
Basic loss per share		$(0.11)	$(0.15)	$(0.38)	$(0.47)
Diluted loss per share		(0.11)	(0.15)	(0.38)	(0.47)
Weighted average number of shares outstanding		145,924,691	145,436,182	145,768,753	144,323,568

See accompanying notes to condensed consolidated interim financial statements.

November 12, 2013	2

Condensed Consolidated Statements of Cash Flows (Unaudited) (Expressed in Thousands of United States Dollars, Except Share and per Share Information)

		Three Months Ended		Nine Months Ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2013	2012	2013	2012
Cash provided by (used in): Operations:
Loss for the period		$(15,537)	$(21,483)	$(56,026)	$(68,532)
Adjustment for:
Loan expenses	(8)	271	-	800	-
Amortization of facilities fees	(8)	312	-	416	-
Items not involving cash:
Depreciation		247	1,850	3,454	4,640
Loss on disposal of property, plant & equipment		28	-	28	-
Share based payments	(6)	1,826	2,785	4,877	7,542
Unrealized foreign exchange (gain)		(79)	(4,200)	(104)	(5,435)
Interest income		(19)	(297)	(116)	(1,330)
Interest expenses		31	8	282	15
Changes in non-cash working capital and other:
Inventories		(3,086)	-	(6,672)	-
Other current assets		(710)	(379)	(533)	(858)

Accounts payable, accrued liabilities, and other non-current liabilities (excluding investing activities)		7,724	(5,689)	667	(2,691)
		(8,992)	(27,405)	(52,927)	(66,649)
Investing:
Interest received		19	297	116	1,330
Land acquisitions	(4)	-	-	-	(303)
Plant and equipment additions		(56,699)	(23,602)	(126,562)	(73,444)
Decrease (Increase) in deposits		4,658	(229)	4,473	4,352
		(52,022)	(23,534)	(121,973)	(68,065)
Financing:
Proceeds from issuance of common shares on exercise of underwriter warrants and stock options	(6)	1,144	821	1,459	4,661
Loan facility fees and expenses	(8)	(271)	-	(2,051)	-
Borrowing on debt	(8)	-	-	50,000	-
		873	821	49,408	4,661
Effect of exchange rates on cash and cash equivalents		79	4,200	104	5,435
Decrease in cash and equivalents		(60,062)	(45,918)	(125,388)	(124,618)
Cash and cash equivalents, beginning of period		99,235	271,137	164,561	349,837
Cash and cash equivalents, end of period		$39,173	$225,219	$39,173	$225,219

See accompanying notes to condensed consolidated interim financial statements.

November 12, 2013	3

Condensed Consolidated Statement of Changes in Equity (Unaudited) (Expressed in Thousands of United States Dollars, Except per Share Information) September 30, 2013

		Number of	Share
	Notes	Shares	Capital	Reserv es	Deficit	Total

Balance December 31, 2011		143,427,057	$972,569	$16,261	$(77,176)	$911,654
Shares issued for cash:
Underwriters warrants exercised at CAD$6.00 per share		561,440	4,391	(1,133)	-	3,258
Exercise of stock options	(6)	208,441	1,996	(593)	-	1,403
Shares issued under Deferred Share Award (DSAs) compensation plan	(6)	1,274,000	7,989	(7,989)	-	-
Shares issued under Restricted Share Award (RSAs) compensation plan	(6)	35,000	635	-	-	635
Share based payments		-	-	5,960	-	5,960
Net loss		-	-	-	(68,532)	(68,532)
Balance September 30, 2012		145,505,938	$987,580	$12,506	$(145,708)	$854,378
Shares issued for cash:
Exercise of stock options		59,266	501	(140)	-	361
Share based payments		-	-	1,479	-	1,479
Net loss		-	-	-	(24,921)	(24,921)
Balance December 31, 2012		145,565,204	$988,081	$13,845	$(170,629)	$831,297
Shares issued for cash:
Exercise of stock options	(6)	191,611	2,117	(658)	-	1,459
DSAs compensation plan	(6)	212,666	3,684	(3,684)	-	-
RSAs compensation plan	(6)	35,000	596	-	-	596
Share based payments	(6)	-	-	4,235	-	4,235
Net loss		-	-	-	(56,026)	(56,026)
Balance September 30, 2013		146,004,481	$994,478	$13,738	$(226,655)	$781,561

See accompanying notes to condensed consolidated interim financial statements.

November 12, 2013	4

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Nine Months Ended September 30, 2013 and 2012

1.	Operations:

Tahoe Resources Inc. was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. These condensed consolidated interim financial statements include the accounts of Tahoe Resource Inc. and its subsidiaries (together referred to as the “Company”). Its principal business activity is the acquisition, exploration and development of mineral properties in the Americas for the mining of precious metals.

The Company’s registered office is at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7, Canada.

2.	Significant accounting policies:

(a)	Basis of presentation:

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should therefore be read in conjunction with the Company's annual consolidated financial statements and the notes thereto for the year ended December 31, 2012.

These condensed consolidated interim financial statements are prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Company's annual consolidated financial statements for the year ended December 31, 2012.

The Board of Directors authorized issuance of the condensed consolidated interim financial statements on November 12, 2013.

(b)	New standards and interpretations not yet adopted:

A number of new International Financial Reporting Standards (“IFRS”), and amendments to standards and interpretations, are not yet effective for the period ended September 30, 2013, and have not been applied in preparing these condensed consolidated interim financial statements. None of these standards are expected to have a significant effect on the condensed consolidated interim financial statements of the Company.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements have been prepared on the basis of all IFRS and interpretations effective as at September 30, 2013.

The following standards were applied for periods beginning on or after January 1, 2013 and have no effect on our financial performance:

November 12, 2013	5

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Nine Months Ended September 30, 2013 and 2012

  IFRS 7, Financial Instruments: Disclosures (amended 2011)

  IFRS 10, Consolidated Financial Statements

  IFRS 11, Joint Arrangements

  IFRS 12, Disclosure of Interests in Other Entities

  IFRS 13, Fair Value Measurement

  IAS 19, Employee Benefits (amended 2011)

  IAS 27, Separate Financial Statements (amended 2011)

  IAS 28, Investments in Associates (amended 2011)

  IFRIC 20, Stripping Costs in the Production Phase of a Mine (amended 2011)

The Company has not applied the following revised or new IFRS that have been issued but are not yet effective at September 30, 2013:

  Amendments to IAS 32, Financial Instruments: Presentation (effective for annual periods beginning on or after January 1, 2014) clarifies the application of the offsetting rules and requires additional disclosure on financial instruments subject to netting arrangements.

  IFRS 9, Financial Instruments (effective date not yet determined) introduces new requirements for the classification and measurement of financial assets and liabilities.

The Company is currently assessing the impact that these new accounting standards will have on the consolidated financial statements.

(c)	Accounting policies effective for the fourth quarter 2013:

The Company continues to assess its accounting policies during the transition from construction to commercial operations. Changes to existing policies and their accounting impact will be reflected in the financial statements once the Company reaches commercial operations.

Revenue recognition:

Revenue from the sale of metals is recognized when the significant risks and rewards of ownership have passed to the buyer; it is probable that economic benefits associated with the transaction will flow to the Company; the sale price can be measured reliably; the Company has no significant continuing involvement; and the costs incurred or to be incurred in respect of the transaction can be measured reliably. In circumstances where title is retained to protect the financial security interests of the Company, revenue is recognized when the significant risks and rewards of ownership have passed to the buyer.

November 12, 2013	6

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Nine Months Ended September 30, 2013 and 2012

Revenues from metal concentrate sales are subject to adjustment upon final settlement of metal prices, weights, and assays as of a date that is typically a few months after the shipment date. The Company records adjustments to revenues monthly based on quoted forward prices for the expected settlement period. Adjustments for weights and assays are recorded when results are determinable or on final settlement. Accounts receivable for metal concentrate sales are therefore measured at fair value. Treatment and refining charges are netted against revenues from metal concentrate sales.

Until the Escobal mine is operating at the level intended by management proceeds from the sale of concentrate will be offset against mineral property costs.

A mine is capable of operating at levels intended by management when:

1.	Operational commissioning of major mine and plant components is complete;

2.	Operating results are being achieved consistently for a period of time;

3.	There are indicators that these operating results will be continued; and

4.	Other factors include one or more of the following:

	a.	A significant portion of plant/mill capacity has been achieved;

	b.	A significant portion of available funding is directed towards operating activities;

	c.	A pre-determined, reasonable period of time has passed; or

	d.	Significant milestones for the development of the mining property have been achieved.

Inventories and stockpiled ore:

Finished goods, work-in-process, and stockpiled ore are measured at the lower of cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell.

Ore extracted from the mines is stockpiled and subsequently processed into finished goods (metal concentrate). Costs are included in work-in-process inventory based on current costs incurred to produce concentrate, including applicable depreciation and depletion of mining interests, and removed at the cost per tonne of concentrate produced. The costs of finished goods represent the costs of work-in-process inventories incurred prior to the sale of concentrate.

Supplies are measured at average cost. In the event that the net realizable value of the finished product is lower than the expected cost of the finished product, the supplies are written down to net realizable value. Replacement costs of supplies are generally used as the best estimate of net realizable value.

November 12, 2013	7

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Nine Months Ended September 30, 2013 and 2012

3.	Capital management:

The Company’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Company seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position. The capital structure of the Company consists of common equity, comprising share capital and reserves, net of accumulated deficit.

There were no changes in the Company’s approach to capital management during the three and nine months ended September 30, 2013.

4.	Mineral property, land, plant and equipment:

	Plant and	Mineral		Construction
	equipment	Property	Land	in Progress	Total
Cost
Balance at December 31, 2011	$17,123	$500,194	$26,991	$20,124	$564,432
Additions	23,183	3,668	320	95,823	122,994
Disposals	(20)	-	-	-	(20)
Balance at December 31, 2012	40,286	503,862	27,311	115,947	687,406
Additions	7,476	-	8	145,088	152,572
Disposals	(49)	-	-	-	(49)
Balance at September 30, 2013	$47,713	$503,862	$27,319	$261,035	$839,929

Accumulated Depreciation

Balance at December 31, 2011	$(1,216)	$-	$-	$-	$(1,216)
Additions	(6,869)	-	-	-	(6,869)
Disposals	5	-	-	-	5
Balance at December 31, 2012	(8,080)	-	-	-	(8,080)
Additions	(8,509)	-	-	-	(8,509)
Disposals	21	-	-	-	21
Balance at September 30, 2013	$(16,568)	$-	$-	$-	$(16,568)

Carrying Amounts

Balance at December 31, 2012	$32,206	$503,862	$27,311	$115,947	$679,326

Balance at September 30, 2013	$31,145	$503,862	$27,319	$261,035	$823,361

5.	Reclamation provision:

The Company’s environmental permit requires that it reclaim any land it disturbs during mine development, construction and operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated, with third-party assistance, the present value of the future reclamation obligation arising from its activities to September 30, 2013 to be $3,738 (December 31, 2012: $3,691). The present value of the future reclamation obligation assumes a discount rate of 2.54%, an inflation rate of 1.74%, an undiscounted amount to settle the obligation of $5,689, and the commencement of reclamation activities in 18.5 years.

November 12, 2013	8

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Nine Months Ended September 30, 2013 and 2012

	September 30,	December 31,
	2013	2012
Balance, beginning of period	$3,691	$-
Liabilities incurred in the period	-	3,668
Accretion expense	47	23
Balance, end of period	$3,738	$3,691

6.	Share-based payments:

Description of the share-based compensation arrangements

The Company’s equity compensation plans are designed to attract and retain individuals and to reward them for current and expected future performance. At September 30, 2013, the Company has the following share-based payment arrangements:

Share Plan Options (equity settled options)

The Company has established a Share Plan program that entitles key management personnel, senior employees, and consultants to purchase shares in the Company. Under the terms of this program, options are exercisable at the market close price of the shares on the day prior to the date of grant. The options vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors.

The number and weighted average exercise price of share options at September 30, 2013 and December 31, 2012 is as follows:

	Weighted	Number
	average exercise	of options
	price CAN$
Outstanding at December 31, 2011	8.84	2,689,500
Granted	20.34	135,000
Exercised	6.85	(267,707)
Forfeited	14.65	(22,000)
Outstanding at December 31, 2012	9.61	2,534,793
Granted	16.36	585,000
Exercised	7.89	(191,611)
Outstanding at September 30, 2013	11.07	2,928,182

November 12, 2013	9

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Nine Months Ended September 30, 2013 and 2012

6.	Share-based payments (continued):

The following table summarizes information about share options outstanding and exercisable at September 30, 2013:

		Outstanding at			Exercisable at
Grant Date	Expiry date	September 30,	Exercise Price	Remaining	September 30,	Exercise Price	Remaining
		2013	CAN$	Life	2013	CAN$	Life
Jun-10	Jun-15	1,573,182	6.40	1.69	1,573,182	6.40	1.69
Nov -10	Nov -15	195,000	11.15	2.11	195,000	11.15	2.11
Dec-10	Dec-15	20,000	14.80	2.19	20,000	14.80	2.19
Mar-11	Mar-16	333,000	17.56	2.43	240,000	17.56	2.43
May-11	May-16	87,000	19.74	2.59	58,000	19.74	2.59
Jan-12	Jan-17	12,000	18.77	3.28	4,000	18.77	3.28
Mar-12	Mar-17	69,000	21.68	3.44	23,000	21.68	3.44
May-12	May-17	12,000	17.04	3.66	4,000	17.04	3.66
Nov -12	Nov -17	30,000	20.10	4.12	-	-	-
Nov -12	Nov -17	12,000	18.14	4.14	-	-	-
Mar-13	Mar-18	573,000	16.34	4.43	-	-	-
May-13	May-18	12,000	17.08	4.61	-	-	-
		2,928,182	11.07	2.47	2,117,182	8.76	1.87

The following table outlines share options granted to key management personnel, senior employees, and consultants, during the nine months ended September 30, 2013. There were no options granted during the three month period ended September 30, 2013. Share options vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary. Share options expire five years after the grant date.

Grant Date	Options Granted	CAN$	First Vest Date	Expiry Date
March 7, 2013	573,000	$16.34	March 7, 2014	March 7, 2018
May 9, 2013	12,000	$17.08	May 9, 2014	May 9, 2018

During the nine months ended September 30, 2013, 191,611 stock options were exercised and the cash proceeds received were $1,459 (2012: 208,411 options for $1,403 proceeds).

For the three and nine months ended September 30, 2013, the Company has recorded $812 and $2,221 (2012: $492 and $1,940) of compensation expense relating to the Share Plan Options.

November 12, 2013	10

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Nine Months Ended September 30, 2013 and 2012

6.	Share-based payments (continued):

Share Plan Awards (equity-settled awards)

The Share Plan permits DSAs and RSAs to be issued to key management personnel, senior employees and directors. Under the Share Plan, key management personnel, senior employees and directors are issued shares in the Company at no exercise price. The DSAs vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors. Under the Share Plan, DSAs entitle the holder upon vesting to a common share at no exercise price. Compensation cost for DSAs and RSAs is measured based on the closing price of the stock one day prior to the grant date.

The DSAs vesting conditions are in three equal tranches beginning on the first anniversary year of the grant date. The RSAs vest immediately on the grant date.

The number of share awards as at September 30, 2013 and December 31, 2012 is as follows:

Number of share awards
Outstanding at December 31, 2011	1,420,000
Granted	259,000
Shares issued	(1,309,000)
Outstanding at December 31, 2012	370,000
Granted	50,000
Shares issued	(247,666)
Outstanding at September 30, 2013	172,334

The following table outlines DSAs and RSAs granted to key management personnel, senior employees, and consultants, during the nine months ended September 30, 2013. There were no DSAs or RSAs granted during the three months ended September 30, 2013. The first tranche of the DSAs granted on March 7, 2013 vested immediately on the grant date and the respective shares were issued on the same date. The remaining tranches will vest on the first and second anniversary year of the grant date, respectively.

Grant Date	Shares Granted	DSAs/RSAs	CAN$	First Vest Date
March 7, 2013	15,000	DSAs	$16.34	March 7, 2013
May 9, 2013	35,000	RSAs	$17.08	May 9, 2013

During the nine months ended September 30, 2013, 212,666 DSAs vested and the shares were issued to the recipients under the provisions of the Share Plan and $3,684 was transferred to share capital from share based payments reserve (2012: 1,274,000 DSA’s and $7,989 transferred to share capital).

November 12, 2013	11

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Nine Months Ended September 30, 2013 and 2012

6.	Share-based payments (continued):

During the nine months ended September, 2013 and 2012, the Company granted 35,000 RSAs to directors for each period. The RSAs vested immediately on the grant date and the respective shares were issued on the same date.

During the three and nine months ended September 30, 2013, the Company has recorded $459 and $2,610 (2012: $964 and $4,654), of compensation expense relating to DSAs and RSAs.

SARs (cash-settled)

The Company grants SARs to employees that entitle the employees to a cash payment. The amount of the cash payment is determined based on the difference between the strike price and the closing share price of the Company on the exercise date.

During the nine months ended September 30, 2013 and 2012, the Company awarded 10,000 and 25,000 SARs, respectively, to employees. The SARs have a term of five years from the award date and vest in five equal tranches with the first tranche vesting immediately, the second on the first anniversary, the third on the second anniversary, the fourth on the third anniversary, and the fifth on the fourth anniversary of the grant date. Prior to settlement, unvested and vested SARs are valued using the Black-Scholes Model.

Number of SARs
Outstanding at December 31, 2011	301,200
Issued	60,000
Exercised	(19,275)
Cancelled	(15,000)
Outstanding at December 31, 2012	326,925
Issued	10,000
Exercised	(37,700)
Cancelled	(30,000)
Outstanding at September 30, 2013	269,225

Exercisable on September 30, 2012	136,225
Exercisable on September 30, 2013	143,225

At September 30, 2013 and 2012, vested SARs had a weighted averaged intrinsic value of CAN$8.29 and CAN$11.66 per share, respectively.

At September 30, 2013 and December 31, 2012, the Company recognized SARs short-term liability of $2,245 and $2,322 and long-term liability of $181 and $481, respectively.

During the three and nine months ended September 30, 2013, the Company has recorded $556 and ($35), (2012: $1360 and $979) in compensation expenses.

November 12, 2013	12

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Nine Months Ended September 30, 2013 and 2012

6.	Share-based payments (continued):

Additional SARs information is as follows:

	Grant
	Price	Number	Exercised/
Grant Date	CAN$	Issued	Cancelled	Remaining	Vested	Exercisable
2010	6.40	257,000	(95,275)	161,725	107,725	107,725
January 17, 2011	13.74	15,000	(15,000)	-	-	-
February 1, 2011	13.54	20,000	-	20,000	12,000	12,000
July 1, 2011	18.00	27,500	-	27,500	16,500	16,500
October 3, 2011	15.10	10,000	-	10,000	4,000	4,000
January 19, 2012	19.85	20,000	-	20,000	8,000	-
April 5, 2012	20.55	10,000	-	10,000	4,000	-
May 21, 2012	16.57	10,000	(10,000)	-	-	-
July 16, 2012	12.87	5,000	-	5,000	2,000	2,000
October 16, 2012	20.45	10,000	(10,000)	-	-	-
Nov ember 12, 2012	19.93	5,000	-	5,000	1,000	-
June 24, 2013	13.35	5,000	-	5,000	1,000	1,000
August 31, 2013	18.80	5,000	-	5,000	1,000	-
Balance at September 30, 2013		399,500	(130,275)	269,225	157,225	143,225

Inputs for measurement of grant date fair values

The grant date fair values of share options were measured based on the Black-Scholes Model. Due to the lack of historic information, the expected volatility was estimated by considering the historic average share price volatility from another company with similar assets.

The fair value of SARs (cash settled) has been re-measured at September 30, 2013. Expected volatility, interest rate and share price have been updated; changes in the fair value are recognized in profit or loss during the period.

November 12, 2013	13

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Nine Months Ended September 30, 2013 and 2012

6.	Share-based payments (continued):

The inputs used in the measurement of the fair values (CAN) of the share-based payment plan are the following:

Fair Value at the grant date:

Fair value of share options	Share Option Program		SARs (cash-settled)
and assumptions	(equity-settled)
(Weighted Average)	2013	2012	2013	2012
Share price at grant date	$16.36	$20.93	$16.08	$17.73
Exercise price	$16.46	$20.71	$15.78	$18.45
Expected volatility	49%	55%	56%	55%
Expected life of options	3.60	5	5	5
Expected dividend yield	-	-	-	-
Risk-free interest rate	1.21%	1.52%	1.70%	1.42%
Fair value at grant date	$6.11	$10.09	$7.65	$8.27

The inputs used in the re-measurement of the fair value of the SARs at September 30, 2013 and 2012 are the following:

Fair value of SARs and assumptions	SARs (cash-settled)
(Weighted Average)	2013	2012
Share price	$18.54	$20.02
Exercise price	$10.98	$9.53
Expected volatility	55%	54%
Expected life of options	2.37	3.15
Expected dividend yield	-	-
Risk-free interest rate	1.69%	1.30%
Fair value	$10.42	$12.81

7.	Accounts payable and accrued liabilities:

	September 30,	December 31,
	2013	2012
Accounts payable and accrued liabilities	$34,243	$12,734
Accrued payroll and related benefits	2,221	1,869
Share appreciation rights, current portion (note 6)	2,245	2,322
	$38,709	$16,925

November 12, 2013	14

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Nine Months Ended September 30, 2013 and 2012

8.	Current debt:

On June 4, 2013, the Company, entered into US$50 million secured credit facility with an international financial institution. The term of the credit facility is 12 months and may be extended for up to an additional 12 months, subject to lender approval with 90 days’ notice prior to the initial maturity date. Interest is calculated at the Libor Rate plus 6%. The Company has paid commitment fees of $1.3 million related to the transaction. The commitment fees are being amortized over the life of the credit facility, $0.4 was amortized during the nine months ended September 30, 2013. In addition to the commitment fees, the Company has paid other fees related to the credit facility totaling $0.3 and $0.8 million for the three and nine months ended September 30, respectively.

	September 30,	December 31,
	2013	2012
Credit Facilitity	$50,000	$-
Commitment Fee	(1,250)	-
Accretion	416
Net	$49,166	$-

The intent of the Credit Facility is to provide working capital and support general corporate purposes during mine and mill commissioning.

The Credit Facility is secured by substantially all of the assets of the Company and its subsidiaries: Tahoe Swiss AG, Escobal Resources Holding Limited and Minera San Rafael, S.A.

Additionally the Credit Facility contains covenants that, among other things, restrict the ability of the Company and its subsidiaries to incur additional debt, merge, consolidate, transfer, lease or otherwise dispose of all or substantially all of its assets.

9.	Escobal project expenses:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
Salaries, wages and benefits	$1,091	$1,314	$4,969	$3,902
Share based payments	327	624	18	857
General site infrastructure	-	-	-	6,304
Mine infrastructure	-	8,422	8,609	21,329
Engineering and design	-	591	1,562	1,546
Mine administration	5,409	5,551	13,866	11,149
Environmental expenses	358	275	840	676
Sustainable development	574	201	1,068	506
Depreciation	131	1,850	3,136	4,640
	$7,890	$18,828	$34,068	$50,909

November 12, 2013	15

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Nine Months Ended September 30, 2013 and 2012

10.	Exploration:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
Salaries, wages and benefits	$249	$326	$781	$1,059
Drilling	682	1,572	2,303	6,422
Assays	68	140	185	525
Other field supplies	173	579	603	1,710
	$1,172	$2,617	$3,872	$9,716

11.	General and administration expenses:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
Salaries, wages and benefits	$1,912	$1,832	$5,839	$4,584
Share based payments	1,500	2,192	4,778	6,716
Other general & administrative expenses	1,606	798	5,035	3,473
Depreciation	116	-	318	-
	$5,134	$4,822	$15,970	$14,773

12.	Subsidiaries:

	Incorporated/	Place of	Ownership	Principal
Name of Subsidiary	Acquired	Incorporation	Percentage	Activity
Tahoe Resources USA Inc.	2-Feb-10	Nevada, USA	100%	Services
Tahoe Swiss AG	20-May-10	Switzerland	100%	Services
Escobal Resources Holding Limited	8-Jun-10	Barbados	100%	Services
Minera San Rafael, S.A.	8-Jun-10	Guatemala	100%	Operations

13.	Segment information:

The Company conducts its business as a single operating segment, being the principal business activity the acquisition, exploration and development of mineral properties in the Americas for the mining of precious metals. All mineral properties, land, plant and equipment are situated in Guatemala. Substantially all of the cash and cash equivalents are denominated in United States dollars (“US$”) and situated in Canada.

November 12, 2013	16

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Nine Months Ended September 30, 2013 and 2012

14.	Financial risk management:

Financial Risk

The Company’s financial liabilities at September 30, 2013 and December 31, 2012 include accounts payable and accrued liabilities all of which are due within 12 months or less. The other long-term liability consists of the SARS long-term portion and severance liability.

			Over	September 30,	December 31,
	1 year*	2-5 years	5 years	2013	2012
Accounts payable and accrued liabilities	$38,709	$-	$-	$38,709	$16,925
Current Debt	49,166	-	-	49,166	-
Lease agreements for rental of office facilities and services	2,415	1,829	580	4,824	891
Commitment to purchase equipment, services, materials and supplies	8,001	-	-	8,001	65,366
Other long-term liabilities	-	1,149	-	1,149	1,030
Reclamation and closure cost obligations	-	-	3,738	3,738	3,691
Total	$98,291	$2,978	$4,318	$105,587	$87,903

*Interest to be incurred for the credit facility is not included in the table

As at September 30, 2013, the Company has outstanding commitments to purchase services, equipment, materials and supplies as follows:

September 30,
2013
Plant construction, equipment, materials and supplies	$7,896
Services and others	71
Business system implementation	34
Total commitments	$8,001

Fair Value of Financial Instruments

Fair value (FV) estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 through 3 based upon the degree to which the fair value is observable.

  Level 1 – inputs to the valuation methodology are quoted (adjusted) for identical assets or liabilities in active markets.

November 12, 2013	17

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Nine Months Ended September 30, 2013 and 2012

14.	Financial risk management (continued):

  Level 2 – inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

  Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

At September 30, 2013, the levels in the FV hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the balance sheet at the fair value are categorized as follows:

Financial assets (liabilities) at fair value as at September 30, 2013
	Level 1	Level 2	Level 3	Total
Current Portion of SARs	$-	$(2,245)	$-	$(2,245)
Non-current Portion of SARs	-	(181)	-	(181)
	$-	$(2,426)	$-	$(2,426)

Financial assets (liabilities) at fair value as at December 31, 2012
	Level 1	Level 2	Level 3	Total
Current Portion of SARs	$-	$(2,322)	$-	$(2,322)
Non-current Portion of SARs	-	(481)	-	(481)
	$-	$(2,803)	$-	$(2,803)

At September 30, 2013, there were no financial assets or liabilities measured and recognized at FV on a non-recurring basis.

There were no transfers between Level 1 and Level 2 during the nine months ended September 30, 2013.

Valuation Methodologies for Level 2 Financial Assets and Liabilities

SARs
The Company’s unrealized gains and losses on SARs are valued using observables inputs and as such are classified as level 2 of the fair market value hierarchy. SARs are classified and accounted for as a financial liability at FV with changes in fair value included in net losses. The FV of SARs is determined using the Black-Scholes Model as described in note 6.

At September 30, 2013 the carrying amounts of other financial assets and liabilities are considered to approximate their FV due to the short term nature of the instruments.

November 12, 2013	18

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Nine Months Ended September 30, 2013 and 2012

14.	Financial risk management (continued):

Foreign Exchange Risk

The Company is exposed to currency risk on cash and cash equivalents and accounts payable that are denominated in a currency other than the respective functional currency of Company entities which is the US$. To minimize risk, the Company’s funds are kept in highly liquid instruments such as commercial paper and time deposits. The Company also contracts for goods and services mainly in US$. During 2012, the Company converted substantially all Canadian dollars (“CAN$”) to US$ to minimize exchange rate risk during the construction period. The Company also held cash and cash equivalents in Guatemalan Quetzals (QTZ).

	September 30,	December 31,
	2013	2012
Cash and cash equivalents in US$	$38,163	$163,518
Cash in CAN$	866	458
Cash in QTZ	38	-
Cash in other currencies	106	585
Total Cash and Cash Equivalents	$39,173	$164,561

Cash and cash equivalents comprise cash balances and deposits with maturities of 90 days or less.

	September 30,	December 31,
Cash and Cash Equivalents	2013	2012
Cash	$39,148	$146,585
Cash equivalents	25	17,976
Total Cash and Cash Equivalents	$39,173	$164,561

Interest Rate Risk

As at September 30, 2013, the Company’s interest-bearing financial instruments are related to cash and cash equivalents and the credit facility (note 8).

15.	Subsequent Events:

Commencement of Sales

On October 15, 2013 the Company shipped and sold its first container of bagged concentrate.

November 12, 2013	19